UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

QIWI plc
(Name of Issuer)

Class B Ordinary Shares, having a nominal value of €0.0005 per share
(Title of Class of Securities)

74735M108
(CUSIP Number)

Sergey Solonin
4 Spiridonovka Street, Building 2, Moscow 123001, Russia
tel.+7 903 130-57-63
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons Sergey Solonin
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Russian Federation
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 10,756,822
	8.	Shared voting power 0
	9.	Sole dispositive power 10,756,822
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 10,756,822
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 17.7%[1]
14.	Type of reporting person (see instructions) IN

1
Based on 48,879,556 class B ordinary shares outstanding as of November 25, 2019, as disclosed by QIWI on Form F-3, furnished to the Securities and Exchange Commission (the "Commission") on November 25, 2019, and taking into account the conversion of 1,000,000 class A shares to class B shares in connection with the sales described in this amendment 1 to the Schedule 13D, plus the number of class A ordinary shares held by Mr. Solonin, which are treated as converted into class B ordinary shares only for the purpose of computing the percentage ownership of the Reporting Persons.  Each class B ordinary share is entitled to one vote, and each share of class A ordinary share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the class A ordinary shares.

Schedule 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by Mr. Sergey Solonin filed on October 11, 2018, relating to the beneficial ownership of shares of class B ordinary shares, par value €0.0005 per share, of QIWI Plc (the “Registrant”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 5.	Interest in Securities of the Issuer
Items 5(a) and (c) of the Statement are hereby amended and restated as follows:
(a) The Reporting Person beneficially owns 10,756,822 class A ordinary shares of the Registrant. Because each class A ordinary share entitles its holder to ten (10) votes, as opposed to Class B ordinary shares which entitle its holder to one (1) vote, the Reporting Person’s shareholdings represent approximately 60.4% of the total outstanding voting power in the Registrant, based on 13,833,419 class A shares and 48,879,556 class B shares outstanding as of November 25, 2019, as reported on the Registrant's Form F-3 filed with the Commission on November 25, 2019, and taking into account the conversion of 1,000,000 class A shares to class B shares in connection with the sales listed in Item 5(c) below.
(c) During the past sixty (60) days, the Reporting Person has effected the following transaction in QIWI plc class B shares:
Type of Transaction	Date of Sale	Number of Class B Shares Sold	Price per Share
Sale of Class B Shares	1/10/2020	208,750	19.38996
Sale of Class B Shares	1/9/2020	172,715	19.115666
Sale of Class B Shares	1/8/2020	49,324	18.655978
Sale of Class B Shares	1/7/2020	106,317	18.469746
Sale of Class B Shares	1/3/2020	17,094	19.072124
Sale of Class B Shares	1/2/2020	26,419	19.321569
Sale of Class B Shares	12/31/2019	54,768	19.268842
Sale of Class B Shares	12/30/2019	58,702	19.156659
Sale of Class B Shares	12/27/2019	75,115	19.139974
Sale of Class B Shares	12/26/2019	61,446	19.084343
Sale of Class B Shares	12/24/2019	19,500	19.050008
Sale of Class B Shares	12/23/2019	149,850	19.0191812
Sale of Class B Shares	12/18/2019	350,000	18.83160

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2020

Sergey Solonin

By:	/s/ Sergey Solonin
	Name:	Sergey Solonin